UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )1

                          GILAT SATELLITE NETWORKS LTD.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                  ORDINARY SHARES, PAR VALUE NIS .01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    M51474100
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                                 (CUSIP NUMBER)

     PHILIP V. OTERO, FOUR RESEARCH WAY, PRINCETON, NJ 08540 (609) 987-4013
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 31, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. M51474100                                                PAGE 2 OF 29
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                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GE AMERICAN COMMUNICATIONS, INC.                           IRS # 13-2849985

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     SC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   /X/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
                         5,000,000
       NUMBER OF
        SHARES      8    SHARED VOTING POWER
     BENEFICIALLY        -0-
       OWNED BY
         EACH       9    SOLE DISPOSITIVE POWER
       REPORTING         5,000,000
        PERSON
         WITH       10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31%

14   TYPE OF REPORTING PERSON*
     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. M51474100                                                PAGE 3 OF 29
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                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GE SUBSIDIARY, INC. 22                                     IRS # 14-1682339

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   /X/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
                         Disclaimed. See 11 below
       NUMBER OF
        SHARES      8    SHARED VOTING POWER
     BENEFICIALLY        -0-
       OWNED BY
         EACH       9    SOLE DISPOSITIVE POWER
       REPORTING         Disclaimed. See 11 below
        PERSON
         WITH       10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Beneficial ownership of all Ordinary Shares is disclaimed by GE Subsidiary, Inc. 22

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / / Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Disclaimed. See 11 above.

14   TYPE OF REPORTING PERSON*
     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. M51474100                                                PAGE 4 OF 29
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                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GENERAL ELECTRIC CAPITAL CORPORATION                       IRS # 13-1500700

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   /X/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

                    7    SOLE VOTING POWER
                         Disclaimed. See 11 below
       NUMBER OF
        SHARES      8    SHARED VOTING POWER
     BENEFICIALLY        -0-
       OWNED BY
         EACH       9    SOLE DISPOSITIVE POWER
       REPORTING         Disclaimed.  See 11 below.
        PERSON
         WITH       10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Beneficial ownership of all Ordinary Shares is disclaimed by General Electric Capital Corporation

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / / Not applicable.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Disclaimed. See 11 above.

14   TYPE OF REPORTING PERSON*
     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. M51474100                                                PAGE 5 OF 29
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                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GENERAL ELECTRIC CAPITAL SERVICES, INC.                   IRS # 06-11095031

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   /X/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                    7    SOLE VOTING POWER
                         Disclaimed. See 11 below
       NUMBER OF
        SHARES      8    SHARED VOTING POWER
     BENEFICIALLY        -0-
       OWNED BY
         EACH       9    SOLE DISPOSITIVE POWER
       REPORTING         Disclaimed. See 11 below
        PERSON
         WITH       10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Beneficial ownership of all Ordinary Shares is disclaimed by General Electric Capital Services, Inc.

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / / Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Disclaimed. See 11 above.

14   TYPE OF REPORTING PERSON*
     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. M51474100                                                PAGE 6 OF 29
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                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GENERAL ELECTRIC COMPANY                                   IRS # 14-0089340

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   /X/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

                    7    SOLE VOTING POWER
                         Disclaimed. See 11 below
       NUMBER OF
        SHARES      8    SHARED VOTING POWER
     BENEFICIALLY        -0-
       OWNED BY
         EACH       9    SOLE DISPOSITIVE POWER
       REPORTING         Disclaimed. See 11 below
        PERSON
         WITH       10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Beneficial ownership of all Ordinary Shares is disclaimed by General Electric Company

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / / Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Disclaimed. See 11 above.

14   TYPE OF REPORTING PERSON*
     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. M51474100                                                PAGE 7 OF 29
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ITEM 1. SECURITY AND ISSUER

     This Schedule 13D (this "Statement") relates to the Ordinary Shares, par value NIS .01 per share (the "Ordinary Shares"), of Gilat Satellite Networks Ltd., a corporation organized under the laws of Israel (the "Company" or "Gilat"), the principal executive offices of which are located at Yegia Kapayim St., Kyriat Arye, Petah Tikva 49130, Israel.

ITEM 2.     IDENTITY AND BACKGROUND

     (a) - (c). This Statement is being filed by GE American Communications, Inc. ("GE Americom" or the "Reporting Person"), for and on behalf of itself, GE Subsidiary, Inc. 22 ("GES 22"), General Electric Capital Corporation ("GECC"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE," and together with GE Americom, GES 22, GECC and GECS, the "Filing Persons"). The agreement among each of the Filing Persons that this Statement be filed on behalf of each of them is attached hereto as Exhibit 1.

     GE Americom is a majority-owned (directly and indirectly) subsidiary of GES 22; GES 22 is a wholly-owned subsidiary of GECC; GECC is a wholly-owned subsidiary of GECS; and GECS is a wholly-owned subsidiary of GE.

     GE Americom is a Delaware corporation. GE Americom engages in providing satellite communications services through its own fleet of spacecraft and maintains its principal executive offices at Four Research Way, Princeton, NJ 08540.

     GES 22 is a Delaware corporation. GES 22 is a holding company for various other GE companies and maintains its principal executive offices at Four Research Way, Princeton, NJ 08540.

     GECC is a New York corporation. GECC, together with its subsidiaries, engages in financing services that include lending, equipment management services and annuities and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

     GECS is a Delaware corporation. GECS owns two principal subsidiaries which, together with their affiliates, constitute GE's principal financial services business. GECS maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

     GE is a New York corporation. GE engages in providing a wide variety of industrial, commercial and consumer products and services. GE maintains its principal executive offices at 3135 Easton Turnpike, Fairfield, Connecticut 06431.

     For the information required herein with respect to the identity and background of each officer and director of the Filing Persons, see Schedules I, II, III, IV and V attached hereto and hereby incorporated herein.

     The information required herein with respect to the respective executive officers and directors of the Filing Persons is to the best knowledge of the Filing Persons. If subsequent to the date of this Statement additional information is received with respect to such individuals which would cause a material change in the information contain herein, an amendment to this Statement will be filed that will set forth such change in information.

     (d) and (e). Except as set forth in Schedule VI, which is hereby incorporated herein, during the last five years, none of the Filing Persons, nor, to the best of their knowledge, any of the directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f). All of the executive officers and directors of the Filing Persons are U.S. citizens, except that (i) Nigel D.T. Andrews, a GECS director and executive officer and a GECC director, is a citizen of the United Kingdom, (ii) Paolo Fresco, a director of GE, is an Italian citizen, (iii) Claudio X. Gonzalez, a director of GE, is a citizen of Mexico, (iv) Kaj Ahlmann, an executive officer and a


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CUSIP NO. M51474100                                                PAGE 8 OF 29
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director of GECS, is a citizen of Denmark, (v) Andrea Jung, a director of GE, is a citizen of Canada and (vi) G.S. Malm, the senior vice president-Asia of GE, is a citizen of Sweden.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     GE Americom acquired 5,000,000 Ordinary Shares from the Company in series of transactions, including (1) a merger (the "Merger") in which GE Capital Spacenet Services, Inc., a Delaware corporation ("Spacenet"), previously owned by GE Americom, was acquired by the Company, pursuant to an Agreement and Plan of Merger, dated as of September 25, 1998, by and among GE Americom, Spacenet, Gilat, and Jonah Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Gilat ("Jonah") (the "Merger Agreement"); (2) the licensing of a certain trademark to Gilat, pursuant to a Trademark Agreement, dated as of December 31, 1998, between an affiliate of GE Americom and Gilat; (3) the sale of the stock of GE Capital Spacenet Services - Europe GmbH, a company organized under the laws of Germany ("GE GmbH") to the Company, pursuant to a Stock Purchase Agreement, dated as of September 25, 1998, between an affiliate of GE Americom and Gilat; and, (4) the sale of the stock of Spacenet Services B.V., a company organized under the laws of the Netherlands ("GE BV") to the Company, pursuant to a Stock Purchase Agreement, dated as of September 25, 1998, between an affiliate of GE Americom and Gilat.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person has acquired Ordinary Shares in connection with the sale of Spacenet, GE GmbH and GE BV to the Company in the Merger, the stock purchases listed in Item 3 above and other related transactions. Depending upon market conditions and other factors, the current intention of the Reporting Person is to maintain its ownership level at its current level. The Reporting Person, however, reserves the right to, and may in the future choose to, change its purpose with respect to its investment and take such actions as it deems appropriate in light of the circumstances including, without limitation, to dispose of all or a portion of the Ordinary Shares which it now owns or may hereafter acquire.

     The Reporting Person is entitled to receive additional Ordinary Shares from the Company, under a Non-Transferable Contingent Stock Right (the "Contingent Right"), dated as of December 31, 1998, between GE Americom, Gilat and certain other parties, including particularly as a result of the book value of Spacenet (as adjusted pursuant to the Merger Agreement) at closing, certain post-closing sales of certain Spacenet products and/or services or under a specified contract between Spacenet and a customer and similar arrangements. The number of additional Ordinary Shares that the Reporting Person is entitled to receive as a result of these arrangements presently cannot be estimated.

     Under a Shareholders' Agreement by and among Yoel Gat, Amiram Levinberg, Joshua Levinberg, Shlomo Tirosh and Gideon Kaplan (collectively, the "Founders Group"), DIC Technology Holdings Ltd. and PEC Israel Economic Corporation (collectively, the "IDB Group") and GE Americom, on behalf of itself and its affiliates (the "GE Parties"), dated as of December 31, 1998 (the Founders Group, the IDB Group and the GE Parties being referred to collectively as the "Major Shareholders"), the GE Parties have the right to designate two (2) individuals as nominees for directors of Gilat. The Board of Directors of Gilat is currently comprised of seven (7) members. The GE Parties have not yet exercised this right. See Item 6 below for more information about the Shareholders' Agreement.

     Under the Shareholders' Agreement, the Reporting Person is restricted in its ability to purchase additional Ordinary Shares of Gilat and in its ability to dispose of Ordinary Shares for the next three (3) years as further described in Item 6 below.

     Except as otherwise set forth herein, none of the Filing Persons has any current plans or proposals which relate to or would result in the matters set forth in items (a) - (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a). As of the date of this report, the Reporting Person beneficially owns an aggregate of 5,000,000 Ordinary Shares of the Company which represents approximately 31% of the 16,132,224 Ordinary Shares of the Company outstanding as of December 31, 1998 (based on 11,132,224 shares outstanding on 11/1/98 as described on the proxy statement of the Company dated November 9, 1998). GES 22, GECC, GECS and GE disclaim beneficial ownership in any Ordinary Shares.


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CUSIP NO. M51474100                                                PAGE 9 OF 29
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     (b). GE Americom has sole power to vote and dispose of the Ordinary Shares.
None of the Filing Persons, nor, to the best of their knowledge, any of their executive officers and directors, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

     (c). None of the Filing Persons, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transactions in the securities of the Company in the past 60 days.

     (d). No person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by GE Americom except for GE Americom.

     (e). Not applicable.

     Neither the filing of the Statement or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that any Filing Person is the "beneficial owner" of any Ordinary Shares which any other Filing Person is deemed to beneficially own.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the Shareholders' Agreement, the Major Shareholders (including the Reporting Person) have agreed to vote all of their Ordinary Shares in accordance with the recommendation of the Board of Directors of Gilat (except that no Major Shareholder shall be obligated by the Shareholders' Agreement to vote in accordance with the recommendations of the Board of Directors of Gilat to the extent that (i) such vote relates to a merger (which merger results in a Change of Control (as defined in the Shareholders' Agreement) or sale of all or substantially all of the Company or a reorganization or restructuring of the Company changing the rights of shareholders in a significant and adverse manner or a transaction with substantially similar results or (ii) such Major Shareholder in reasonable good faith determines that voting in accordance with such recommendation is directly and materially adverse to the interests of such Major Shareholder, solely in its capacity as a shareholder(s) of the Company (provided, that notwithstanding the preceding proviso, all of the Major Shareholders shall at all times be required to comply with all of the other terms of the Shareholders' Agreement)).

     In addition, for a period of three (3) years from the date of the Shareholders' Agreement, the Major Shareholders will vote their Ordinary Shares, and will direct their representatives on the Board of Directors of Gilat to vote, in favor of the retention in their respective offices of all senior officers of Gilat holding such offices as of the date of the Shareholders' Agreement.

     Under the Shareholders' Agreement, the GE Parties have agreed to certain "stand-still" provisions to be in effect during the term of such agreement, including restrictions on:

     (i) the acquisition (other than pursuant to the Merger Agreement and related agreements) of any of Gilat's assets, businesses or properties or any Ordinary Shares, or any securities convertible into, exchangeable for, or exercisable for Ordinary Shares, of Gilat if such acquisition of Ordinary Shares, securities convertible into, exchangeable for, or exercisable for Ordinary Shares would result in the GE Parties being the beneficial owners of more than thirty-three percent (33%) of the Ordinary Shares of Gilat then outstanding; provided, that in the event of a bona fide tender offer for at least 50% of the outstanding Ordinary Shares of Gilat by a party not affiliated with any of the Major Shareholders at a price in excess of the Market Price (as defined in the Shareholders' Agreement) of such Ordinary Shares immediately prior to the announcement of such tender offer, the GE Parties shall be free, during the pendency of such bona fide tender offer, to commence a tender offer for all of the outstanding Ordinary Shares or to acquire Ordinary Shares in the open market or otherwise notwithstanding this provision (i); and,

     (ii) the ability to take certain corporate actions, including, (a) solicit, initiate or participate in any "solicitation" of "proxies" or become a participant in any "election contest" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934), (b) call, or in any way participate in a call for, any special or extraordinary meeting of shareholders of Gilat, (c) initiate or propose any shareholder proposal or participate in the making of, or solicit shareholders for the approval of, one or more shareholder proposals relating to the Ordinary Shares, (d) subject any of its Ordinary Shares to a voting trust or voting arrangement, (e) form or join or in any way participate in any group of Major Shareholders with respect to the Ordinary Shares otherwise than as a result of the Shareholders' Agreement, (f) solicit or propose to effect or negotiate any form of business combination, restructuring, recapitalization or other extraordinary transaction involving any change of control of the Company, (g) disclose or act upon any intention, plan or proposal with respect to the Ordinary Shares or the Company which is inconsistent with the terms of the Shareholders' Agreement, (h) seek election to or seek to place a representative or nominee on the


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CUSIP NO. M51474100                                               PAGE 10 OF 29
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Board of Directors of the Company or seek the removal of any member of the Board of Directors of the Company, in each case otherwise than in accordance with the terms of the Shareholders' Agreement, and (i) assist, advise, encourage or act in concert with any person with respect to, or seek to do, any of the foregoing.

     Under the Shareholders' Agreement, the GE Parties have agreed to obtain the prior written consent of each of the holders of a majority of Ordinary Shares then held by the Founders Group and the holders of a majority of the Ordinary Shares then held by the IDB Group prior to transferring any Ordinary Shares on or prior to a date three (3) years from the date of the Shareholders' Agreement, if as a result of such transfer, the GE Parties collectively own less than fifteen percent 15% of the then outstanding Ordinary Shares of Gilat; provided, however, that these restrictions shall cease to apply (1) on any Determination Date (as defined in the Shareholders' Agreement) with respect to the Unrestricted Percentage (as defined in the Shareholders' Agreement) of the Ordinary Shares held in the aggregate by the GE Parties on the date of the Shareholders' Agreement, (2) at any time that the GE Parties hold less than 5% of the then outstanding Ordinary Shares of the Company, (3) if at any date the Market Price of the Ordinary Shares is below $7.00 per share (adjusted to give effect to any change in the capitalization of the Company, including as a result of any stock split, stock dividend or stock combination), (4) under certain circumstances described in a Registration Rights Agreement, and (5)(a) in respect of a Change of Control Transaction (as defined in the Shareholders' Agreement) that has been approved by a majority of the directors of the Company with no material interest in the matter being considered (other than in their capacities as shareholders of the Company), or if at such time there are no such directors with no material interest in the matter being considered, a majority of the Board of Directors of the Company, unless the holders of a majority of the Ordinary Shares then held by the Founders Group and the holders of a majority of the Ordinary Shares then held by the IDB Group, respectively, each certify in writing in response to a reasonable request by GE that they intend, in connection with such Change of Control Transaction, to maintain the ownership of all or substantially all of the Ordinary Shares owned by them immediately prior to the commencement of such Change of Control Transaction and, solely in their capacities as shareholders of the Company, to oppose (to the extent such opposition is in compliance with the terms of the Shareholders' Agreement and applicable law) such Change of Control Transaction or (b) following any Change of Control Transaction, provided that no GE Parties participated in any manner in the relevant Change of Control Transaction.

     Under the Shareholders' Agreement, the GE Parties have also agreed to give advance notice to the Major Shareholders of any transfer of Ordinary Shares of Gilat held by any of the GE Parties.

     The Ordinary Shares beneficially owned by the Reporting Person were issued in a private placement and accordingly are subject to restrictions on transfer under applicable securities laws. The Reporting Person has been granted certain registration rights under a registration rights agreement, dated as of December 31, 1998, between GE Americom, Gilat and certain other parties.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Schedule       Description
--------       -----------

I.             Directors and executive officers of GE Americom.
II.            Directors and executive officers of GES 22.
III.           Directors and executive officers of GECC.
IV.            Directors and executive officers of GECS.
V.             Directors and executive officers of GE.
VI.            Litigation

Exhibit        Description
-------        -----------

1.             Joint Filing Agreement.
2. Shareholders' Agreement dated as of December 31, 1998, by and among the Founders Group, the IDB Group and the GE Parties.
3. Non-Transferable Contingent Stock Right dated as of December 31, 1998, by and among GE Americom, Gilat and Jonah.
4. Registration Rights Agreement dated as of December 31, 1998, by and among GE Americom, Gilat and certain other parties.

CUSIP NO. M51474100                                               PAGE 11 OF 29
          ---------                                                   ----  ----


SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       January 11, 1999             GE AMERICAN COMMUNICATIONS, INC.

                                         /s/ Philip V. Otero
                                         -----------------------------------
                                         By: Philip V. Otero
                                         Title: Senior Vice President,
                                                Legal/Regulatory Operations

Date:       January 11, 1999             GE SUBSIDIARY, INC. 22

                                         /s/ Philip V. Otero
                                         -----------------------------------
                                         By: Philip V. Otero
                                         Title: Senior Vice President, Secretary

Date:       January 11, 1999             GENERAL ELECTRIC CAPITAL CORPORATION

                                         /s/  Robert E. Healing
                                         -----------------------------------
                                         By: Robert E. Healing
                                         Title: Attorney-in-Fact

Date:       January 11, 1999             GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                         /s/  Robert E. Healing
                                         -----------------------------------
                                         By: Robert E. Healing
                                         Title: Attorney-in-Fact

Date:       January 11, 1999             GENERAL ELECTRIC COMPANY

                                         /s/ Robert E. Healing
                                         -----------------------------------
                                         By: Robert E. Healing
                                         Title: Corporate Counsel

CUSIP NO. M51474100                                               PAGE 12 OF 29
          ---------                                                   ----  ----


                           SCHEDULE AND EXHIBIT INDEX

Schedule       Description
--------       -----------

I.             Directors and executive officers of GE Americom.
II.            Directors and executive officers of GES 22.
III.           Directors and executive officers of GECC.
IV.            Directors and executive officers of GECS.
V.             Directors and executive officers of GE.
VI.            Litigation

Exhibit        Description
-------        -----------

1.             Joint Filing Agreement.
2. Shareholders' Agreement dated as of December 31, 1998, by and among the Founders Group, the IDB Group and the GE Parties.
3. Non-Transferable Contingent Stock Right dated as of December 31, 1998, by and among GE Americom, Gilat and Jonah.
4. Registration Rights Agreement dated as of December 31, 1998, by and among GE Americom, Gilat and certain other parties.

CUSIP NO. M51474100                                               PAGE 13 OF 29
          ---------                                                   ----  ----


                                   Schedule I
                        GE AMERICAN COMMUNICATIONS, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
John F. Connelly         GE Americom                              Chairman, Chief Executive
                         Four Research Way                        Officer and President,
                         Princeton, NJ  08540                     GE Americom

John C. DiMarco, Jr.     GE Americom                              Senior Vice President,
                         Four Research Way                        Enterprise Systems
                         Princeton, NJ  08540                     GE Americom

Phillip V. Otero         GE Americom                              Senior Vice President,
                         Four Research Way                        Legal/Regulatory Operations
                         Princeton, NJ  08540                     GE Americom

EXECUTIVE OFFICERS:

                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
John F. Connelly         GE Americom                              Chairman, Chief Executive
                         Four Research Way                        Officer and President,
                         Princeton, NJ  08540                     GE Americom

John C. DiMarco, Jr.     GE Americom                              Senior Vice President,
                         Four Research Way                        Enterprise Systems
                         Princeton, NJ  08540                     GE Americom

Phillip V. Otero         GE Americom                              Senior Vice President,
                         Four Research Way                        Legal/Regulatory Operations
                         Princeton, NJ  08540                     GE Americom

Gregg A. Holst           GE Americom                              Senior Vice President,
                         Four Research Way                        Finance Operations
                         Princeton, NJ  08540                     GE Americom

Walter H. Braun          GE Americom                              Senior Vice President,
                         Four Research Way                        General Manager, Engineering
                         Princeton, NJ  08540                     and Operations
                                                                  GE Americom

Andreas M. Georghiou     GE Americom                              Senior Vice President,
                         Four Research Way                        Global Satellite Services
                         Princeton, NJ  08540                     GE Americom

CUSIP NO. M51474100                                               PAGE 14 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
Dennis F. Helper         GE Americom                              Senior Vice President,
                         Four Research Way                        Human Resources Operations
                         Princeton, NJ  08540                     GE Americom

Mary T. Stewart          GECC                                     Senior Vice President, Financing
                         260 Long Ridge Road                      and Business Development
                         Stamford, CT 06927                       GE Americom

Emmett B. Hume           GE Americom                              Senior Vice President,
                         Four Research Way                        Marketing
                         Princeton, NJ  08540                     GE Americom

Anders Johnson           GE Americom                              Senior Vice President,
                         Four Research Way                        Risk Management
                         Princeton, NJ  08540                     GE Americom

Robert Phelan            GE Americom                              Senior Vice President,
                         Four Research Way                        Quality Programs
                         Princeton, NJ  08540                     GE Americom

John Repko               GE Americom                              Senior Vice President,
                         Four Research Way                        Chief Information Officer
                         Princeton, NJ  08540                     GE Americom

Richard A. Langhans      GE Americom                              Vice President, Technology
                         Four Research Way                        GE Americom
                         Princeton, NJ  08540

George Monaster          GE Americom                              Vice President,
                         Four Research Way                        Marketing Communications
                         Princeton, NJ  08540                     GE Americom

John A. Nelsen           GE Americom                              Vice President,
                         Four Research Way                        Market Development
                         Princeton, NJ  08540                     GE Americom

Daniel J. Harel          GE Americom                              Vice President, Space
                         Four Research Way                        Systems and Operations
                         Princeton, NJ  08540                     GE Americom

Michael J. Noon          GE Americom                              Vice President, Terrestrial
                         Four Research Way                        Systems and Operations
                         Princeton, NJ  08540                     GE Americom

Carl Capista             GE Americom                              Vice President, Satellite
                         Four Research Way                        Services-North America
                         Princeton, NJ  08540                     GE Americom

CUSIP NO. M51474100                                               PAGE 15 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
Daniel Dzamba, Jr.       GE Americom                              Vice President, Marketing-
                         Four Research Way                        Data Products
                         Princeton, NJ  08540                     GE Americom

Tim Angst                GE Americom                              Vice President, Broadband
                         Four Research Way                        and Data Services
                         Princeton, NJ  08540                     GE Americom

Stuart Jacob             GE Americom                              Vice President, Marketing-
                         Four Research Way                        Media Services
                         Princeton, NJ  08540                     GE Americom

Jeffrey L. Hyde          GECS                                     Senior Tax Counsel,
                         777 Long Ridge Road                      GECS
                         Stamford, CT 06927

Joseph T. Cassidy        GECS                                     Director-Federal Compliance,
                         777 Long Ridge Road                      GECS
                         Stamford, CT 06927

Hanaa Nasr               GE Americom                              Tax Accountant,
                         Four Research Way                        GE Americom
                         Princeton, NJ  08540

Kenneth E. Kempson       GECS                                     Senior Tax Counsel-
                         777 Long Ridge Road                      Examinations,
                         Stamford, CT 06927                       GECS

Stuart G. Wessler        GE Americom                              Tax Counsel,
                         Four Research Way                        GE Americom
                         Princeton, NJ  08540

John Amato               GECS                                     Tax Counsel-State Tax,
                         777 Long Ridge Road                      GECS
                         Stamford, CT 06927

Patricia Lecouras        GE Capital Commercial Real Estate, Inc.  Quality Black Belt,
                         260 Long Ridge Road                      GE Capital Commercial Real Estate, Inc.
                         Stamford, CT 06927

Gary J. Schulman         GECS                                     State Tax Planner,
                         777 Long Ridge Road                      GECS
                         Stamford, CT 06927

Mark R. O'Leary          GE Americom                              Associate General Counsel,
                         Four Research Way                        GE Americom
                         Princeton, NJ  08540

CUSIP NO. M51474100                                               PAGE 16 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
Mara Yoelson Trenchard   GE Americom                              Counsel,
                         Four Research Way                        GE Americom
                         Princeton, NJ  08540

Walker Allen             GE Americom                              Associate General Counsel,
                         Four Research Way                        GE Americom
                         Princeton, NJ  08540

CUSIP NO. M51474100                                               PAGE 17 OF 29
          ---------                                                   ----  ----


                                   Schedule II
                      GENERAL ELECTRIC SUBSIDIARY, INC. 22
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
John F. Connelly         GE Americom                              Chairman, Chief Executive
                         Four Research Way                        Officer and President,
                         Princeton, NJ  08540                     GE Americom

John C. DiMarco, Jr.     GE Americom                              Senior Vice President,
                         Four Research Way                        Enterprise Systems
                         Princeton, NJ  08540                     GE Americom

Phillip V. Otero         GE Americom                              Senior Vice President,
                         Four Research Way                        Legal/Regulatory Operations
                         Princeton, NJ  08540                     GE Americom

EXECUTIVE OFFICERS:

                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
John F. Connelly         GE Americom                              Chairman, Chief Executive
                         Four Research Way                        Officer and President,
                         Princeton, NJ  08540                     GE Americom

Gregg A. Holst           GE Americom                              Senior Vice President,
                         Four Research Way                        Finance Operations
                         Princeton, NJ  08540                     GE Americom

Phillip V. Otero         GE Americom                              Senior Vice President,
                         Four Research Way                        Legal/Regulatory Operations
                         Princeton, NJ  08540                     GE Americom

Victor F. Guaglianone    GE Americom                              Vice President and Associate
                         Four Research Way                        General Counsel, GECS
                         Princeton, NJ 08540

Dave Tucker              GECS                                     Vice President, Manager-
                         777 Long Ridge Road                      GE Capital Corporate Audit,
                         Stamford, CT 06927                       GECS

Jeffrey L. Hyde          GECS                                     Senior Tax Counsel,
                         777 Long Ridge Road                      GECS
                         Stamford, CT 06927

CUSIP NO. M51474100                                               PAGE 18 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
Joseph T. Cassidy        GECS                                     Director-Federal Compliance,
                         777 Long Ridge Road                      GECS
                         Stamford, CT 06927

Kenneth E. Kempson       GECS                                     Senior Tax Counsel-
                         777 Long Ridge Road                      Examinations,
                         Stamford, CT 06927                       GECS

Stuart G. Wessler        GE Americom                              Tax Counsel,
                         Four Research Way                        GE Americom
                         Princeton, NJ  08540

John Amato               GECS                                     Tax Counsel-State Tax,
                         777 Long Ridge Road                      GECS
                         Stamford, CT 06927

Patricia Lecouras        GE Capital Commercial Real Estate, Inc.  Quality Black Belt,
                         260 Long Ridge Road                      GE Capital Commercial Real Estate, Inc.
                         Stamford, CT 06927

Gary J. Schulman         GECS                                     State Tax Planner,
                         777 Long Ridge Road                      GECS
                         Stamford, CT 06927

Mark R. O'Leary          GE Americom                              Assistant General Counsel,
                         Four Research Way                        GE Americom
                         Princeton, NJ  08540

Mara Yoelson Trenchard   GE Americom                              Counsel,
                         Four Research Way                        GE Americom
                         Princeton, NJ  08540

CUSIP NO. M51474100                                               PAGE 19 OF 29
          ---------                                                   ----  ----


                                  Schedule III
                      GENERAL ELECTRIC CAPITAL CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
N.D.T. Andrews           GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

N.E. Barton              GECC                                     Senior Vice President.
                         260 Long Ridge Road                      General Counsel and
                         Stamford, CT 06927                       Secretary, GECC

J.R. Bunt                GE                                       Vice President and
                         3135 Easton Turnpike                     Treasurer, GE
                         Fairfield, CT 06431

David M. Cote            GE Appliances                            President and Chief Executive
                         Appliance Park                           Officer GE Appliances
                         Louisville, KY 40225

D.D. Dammerman           GE                                       Vice President and
                         3135 Easton Turnpike                     Executive Officer
                         Fairfield, CT 06431

B.W. Heineman, Jr.       GE                                       Senior Vice President,
                         3135 Easton Turnpike                     General Counsel and
                         Fairfield, CT 06431                      Secretary, GE

Jeffrey R. Immelt        GE Medical Systems                       President and Chief Executive
                         3000 N. Grandview Blvd.                  Officer
                         Waukesha, WI 53188

W. James McNerney, Jr.   GE Aircraft Engines                      President and Chief Executive
                         1 Neumann Way                            Officer
                         Cincinnati, OH 45215

John H. Myers            GE Investment Corporation                Chairman and President
                         3003 Summer Street
                         Stamford, CT 06904

R.L. Nardelli            GE                                       President and Chief
                         One River Road                           Executive Officer
                         Schenectady, NY 12345                    GE Power Systems

CUSIP NO. M51474100                                               PAGE 20 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
D.J. Nayden              GECC                                     President and Chief
                         260 Long Ridge Road                      Operating Officer, GECC
                         Stamford, CT 06927

M.A. Neal                GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

J.A. Parke               GECC                                     Senior Vice President,
                         260 Long Ridge Road                      Finance, GECC
                         Stamford, CT 06927

J.M. Samuels             GE                                       Vice President and
                         3135 Easton Turnpike                     Senior Counsel,
                         Fairfield, CT 06431                      Corporate Taxes, GE

E.D. Stewart             GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

J.F. Welch, Jr.          GE                                       Chairman and Chief
                         3135 Easton Turnpike                     Executive Officer, GE
                         Fairfield, CT 06431

G.C. Wendt               GECC                                     Chairman and Chief
                         260 Long Ridge Road                      Executive Officer, GECC
                         Stamford, CT 06927

EXECUTIVE OFFICERS:
G.C. Wendt               GECC                                     Chairman and Chief
                         260 Long Ridge Road                      Executive Officer, GECC
                         Stamford, CT 06927

D.J. Nayden              GECC                                     President and Chief
                         260 Long Ridge Road                      Operating Officer, GECC
                         Stamford, CT 06927

N.D.T. Andrews           GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

M.A. Neal                GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

E.D. Stewart             GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

CUSIP NO. M51474100                                               PAGE 21 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
N.E. Barton              GECC                                     Senior Vice President,
                         260 Long Ridge Road                      General Counsel and
                         Stamford, CT 06927                       Secretary, GECC

J.A. Colica              GECC                                     Senior Vice President,
                         260 Long Ridge Road                      and Manager Global Risk
                         Stamford, CT 06927                       Management

M.D. Fraizer             GECC                                     Senior Vice President,
                         292 Long Ridge Road                      Insurance/Investment
                         Stamford, CT 06927                       Products, GECC

R.L. Lewis               GECC                                     Senior Vice President,
                         1600 Sumner Street                       and General Manager
                         6th Floor                                Structured Finance
                         Stamford, CT 06905                       Group, GECC

J.A. Parke               GECC                                     Senior Vice President,
                         260 Long Ridge Road                      Finance, GECC
                         Stamford, CT 06927

L.J. Toole               GECC                                     Senior Vice President,
                         260 Long Ridge Road                      Human Resources,
                         Stamford, CT 06927                       GECC

J.S. Werner              GECC                                     Senior Vice President,
                         201 High Ridge Road                      Corporate Treasury and
                         Stamford, CT 06927                       Global Funding
                                                                  Operation, GECC

CUSIP NO. M51474100                                               PAGE 22 OF 29
          ---------                                                   ----  ----


                                   Schedule IV
                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
G.C. Wendt               GECS                                     Chairman, President
                         260 Long Ridge Road                      and Chief Executive
                         Stamford, CT 06927                       Officer, GECS

K. Ahlmann               Employers Reinsurance Corp.              Executive Vice
                         5200 Metcalf                             President, GECS.
                         Overland Park, KS 66202                  President and Chief
                                                                  Operating Officer,
                                                                  Employers Reinsurance
                                                                  Corp.

N.D.T. Andrews           GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

J.R. Bunt                GE                                       Vice President and
                         3135 Easton Turnpike                     Treasurer, GE
                         Fairfield, CT 06431

David M. Cote            GE Appliances                            President and Chief Executive
                         Appliance Park                           Officer, GE Appliances
                         Louisville, KY 40225

D.D. Dammerman           GE                                       Vice Chairman and
                         3135 Easton Turnpike                     Executive Officer, GE
                         Fairfield, CT 06431

B.W. Heineman, Jr. GE    Senior Vice President,
                         3135 Easton Turnpike                     General Counsel and
                         Fairfield, CT 06431                      Secretary, GE

Jeffrey R. Immelt        GE Medical Systems                       President and Chief Executive
                         3000 N. Grandview Blvd.                  Officer
                         Waukesha, WI 53188

W. James McNerney, Jr.   GE Aircraft Engines                      President and Chief Executive
                         1 Neumann Way                            Officer
                         Cincinnati, OH 45215

John H. Myers            GE Investment Corporation                Chairman and President
                         3003 Summer Street
                         Stamford, CT 06904

CUSIP NO. M51474100                                               PAGE 23 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
R.L. Nardelli            GE                                       President and Chief Executive
                         One River Road                           Officer GE Power Systems
                         Schenectady, NY 12345

D.J. Nayden              GECC                                     President and Chief
                         260 Long Ridge Road                      Operating Officer,
                         Stamford, CT 06927                       GECC

M.A. Neal                GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

J.M. Samuels             GE                                       Vice President and
                         3135 Easton Turnpike                     Senior Counsel,
                         Fairfield, CT 06431                      Corporate Taxes, GE

E.D. Stewart             GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

J.F. Welch, Jr.          GE                                       Chairman and Chief
                         3135 Easton Turnpike                     Executive Officer, GE
                         Fairfield, CT 06431

EXECUTIVE OFFICERS:
Joan C. Amble            GECC                                     Vice President and Comptroller
                         260 Long Ridge Road
                         Stamford, CT 06927

G.C. Wendt               GECC                                     Chairman and Chief
                         260 Long Ridge Road                      Executive Officer, GECC
                         Stamford, CT 06927

Barbara E. Daniele       GECC                                     Vice President and Senior
                         260 Long Ridge Road                      Litigation Counsel
                         Stamford, CT 06927

Richard D'Avino          GECC                                     Vice President and Senior
                         777 Long Ridge Road                      Counsel, Taxes
                         Stamford, CT 06927

G.C. Wendt               GECS                                     Chairman, President
                         260 Long Ridge Road                      and Chief Executive
                         Stamford, CT 06927                       Officer, GECS

CUSIP NO. M51474100                                               PAGE 24 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
K. Ahlmann               Employers Reinsurance Corp.              Executive Vice
                         5200 Metcalf                             President, GECS.
                         Overland Park, KS 66202                  President and Chief
                                                                  Operating Officer, ERC

N.D.T. Andrews           GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

D.J. Nayden              GECC                                     President and Chief
                         260 Long Ridge Road                      Operating Officer, GECC
                         Stamford, CT 06927

M.A. Neal                GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

E.D. Stewart             GECC                                     Executive Vice
                         260 Long Ridge Road                      President, GECC
                         Stamford, CT 06927

N.E. Barton              GECC                                     Senior Vice President,
                         260 Long Ridge Road                      General Counsel and
                         Stamford, CT 06927                       Secretary, GECC

J.A. Parke               GECC                                     Senior Vice President,
                         260 Long Ridge Road                      Finance, GECC
                         Stamford, CT 06927

L.J. Toole               GECC                                     Senior Vice President,
                         260 Long Ridge Road                      Human Resources,
                         Stamford, CT 06927                       GECC

J.S. Werner              GECC                                     Senior Vice President,
                         201 High Ridge Road                      Corporate Treasury and
                         Stamford, CT 06927                       Global Funding

CUSIP NO. M51474100                                               PAGE 25 OF 29
          ---------                                                   ----  ----


                                   Schedule V
                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
J.J. Cash, Jr.           Harvard Business School                  Professor of Business
                         Baker Library 187                        Administration, Graduate
                         Soldiers Field                           School of Business
                         Boston, MA 02163                         Administration, Harvard
                         University

S.S. Cathcart            222 Wisconsin Avenue                     Director and Retired
                         Suite 103                                Chairman of the Board,
                         Lake Forest, IL 60045                    Illinois Tool Works

D.D. Dammerman           GE                                       Vice Chairman of the Board and
                         3135 Easton Turnpike                     Executive Officer, GE
                         Fairfield, CT 06431

P. Fresco                Fiat SpA                                 Vice Chairman of the
                         Via Nizza 250                            Board and Executive
                         10126, Torino, Italy                     Officer, GE

C.X. Gonzalez            Kimberly-Clark de                        Chairman of the Board
                         Mexico, S.A. de C.V.                     and Chief Executive
                         Jose Luis Lagrange 103,                  Officer, Kimberly-
                         Tercer Piso                              Clark de Mexico, S.A. de C.V.
                         Colonia Los Morales
                         Mexico, D.F. 11510

Andrea Jung              Avon Products                            Former member of the
                         1345 Avenue of the                       the Board of Directors
                         Americas                                 Federated Department
                         NY, NY 10001                             Stores

G.G. Michelson           Federated Department                     Former Member of the Board of
                         Stores                                   Directors -- Federated
                         151 West 34th Street                     Department Stores
                         New York, NY 10001

E.F. Murphy              GE                                       Vice Chairman of the
                         3135 Easton Turnpike                     Board and Executive
                         Fairfield, CT 06431                      Officer, GE

S. Nunn                  King & Spalding                          Partner, King & Spalding
                         191 Peachtree Street, N.E.
                         Atlanta, GA 30303

CUSIP NO. M51474100                                               PAGE 26 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
J. D. Opie               GE                                       Vice Chairman of the
                         3135 Easton Turnpike                     Board and Executive
                         Fairfield, CT 06431                      Officer, GE

R. S. Penske             Penske Corporation                       Chairman of the Board
                         13400 Outer Drive, West                  and President
                         Detroit, MI 48239-4001                   Penske Corporation

F.H.T. Rhodes            Cornell University                       President Emeritus,
                         3104 Snee Building                       Cornell University
                         Ithaca, NY 14853

A.C. Sigler              Champion International                   Former Chairman of the Board,
                         Corporation                              Former Chief Executive
                         1 Champion Plaza                         Officer and Director
                         Stamford, CT 06921                       Champion International
                                                                  Corporation

D.A. Warner III          J.P. Morgan & Co., Inc.                  Chairman of the Board and
                         and Morgan Guaranty                      Chief Executive Officer
                         Trust Co.                                J.P. Morgan & Co.
                         60 Wall Street & Co.,                    Incorporated
                         New York, NY 10260                       and Morgan Guaranty
                                                                  Trust Company

J.F. Welch, Jr.          GE                                       Chairman of the Board
                         3135 Easton Turnpike                     and Chief Executive
                         Fairfield, CT 06431                      Officer, GE

EXECUTIVE OFFICERS:
J.F. Welch, Jr.          GE                                       Chairman of the Board
                         3135 Easton Turnpike                     and Chief Executive
                         Fairfield, CT 06431                      Officer, GE

P.D. Ameen               GE                                       Vice President and
                         3135 Easton Turnpike                     Comptroller, GE
                         Fairfield, CT 06431

J.R. Bunt                GE                                       Vice President and
                         3135 Easton Turnpike                     Treasurer, GE
                         Fairfield, CT 06431

D. L. Calhoun            GE                                       Vice President and
                         Nela Park                                Treasurer
                         Cleveland, OH 44122

CUSIP NO. M51474100                                               PAGE 27 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
W. J. Conaty             GE                                       Senior Vice President
                         3135 Easton Turnpike                     Human Resources, GE
                         Fairfield, CT 06431

D.M. Cote                GE                                       Senior Vice President -- GE
                         3135 Easton Turnpike                     Appliances
                         Fairfield, CT 06431

D.D. Dammerman           GE                                       Vice Chairman of the Board and
                         3135 Easton Turnpike                     Executive Officer, GE
                         Fairfield, CT 06431

L.S. Edelheit            GE                                       Senior Vice President
                         P.O. Box 8                               -- Corporate Research
                         Schenectady, NY 12301                    and Development, GE

B.W. Heineman, Jr.       GE                                       Senior Vice President,
                         3135 Easton Turnpike                     General Counsel
                         Fairfield, CT 06431                      and Secretary, GE

J.R. Immelt              GE                                       Senior Vice President
                         P.O. 414                                 Medical Systems
                         Milwaukee, WI 53201

G.S. Malm                GE                                       Senior Vice President -
                         3135 Easton Turnpike                     Asia
                         Fairfield, CT 06431

W.J. McNerney            GE                                       Senior Vice President,
                         1 Neumann Way                            GE Aircraft Engines
                         Cincinnati, OH 05215

E.F. Murphy              GE                                       Vice Chairman of the Board
                         3135 Easton Turnpike                     and Executive Officer
                         Fairfield, CT 06431

R.L. Nardelli            GE                                       Senior Vice President,
                         One River Road                           GE Power Systems
                         Schenectady, NY 12345

R.W. Nelson              GE                                       Vice President
                         3135 Easton Turnpike                     Corporate Financial
                         Fairfield, CT 06431                      Planning and Analysis, GE

J. D. Opie               GE                                       Vice Chairman of the
                         3135 Easton Turnpike                     Board and Executive
                         Fairfield, CT 06431                      Officer, GE

CUSIP NO. M51474100                                               PAGE 28 OF 29
          ---------                                                   ----  ----


                         PRESENT                                  PRESENT
                         BUSINESS                                 PRINCIPAL
NAME                     ADDRESS                                  OCCUPATION
----                     -------                                  ----------
G.M. Reiner              GE                                       Senior Vice President
                         3135 Easton Turnpike                     Chief Information
                         Fairfield, CT 06431                      Officer, GE

J.G. Rice                GE                                       Vice President, GE
                         2901 East Lake Road                      Transportation Systems
                         Erie, PA 16531

G.L. Rogers              GE                                       Senior Vice President
                         1 Plastics Avenue                        GE Plastics, GE
                         Pittsfield, MA 01201

K.S. Sherin              GE                                       Senior Vice President and
                         3135 Easton Turnpike                     Chief Financial
                         Fairfield, CT 06431                      Officer, GE

L.G. Trotter             GE                                       Senior Vice President, GE
                         41 Woodford Avenue                       Industrial Systems
                         Plainville, CT 06062

CUSIP NO. M51474100                                               PAGE 29 OF 29
          ---------                                                   ----  ----


                                   Schedule VI

1.   Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St.
Albans  Magistrates  Court,  St.  Albans,  Hertsfordshire,   England,  Case  No.
04/00320181)

     In April, 1994, General Electric Medical Systems' U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

     At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound) 5,000 and assessed costs of (pound) 5,754. The prosecutors presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.